Exhibit 99.1

      Schedule II — Valuation and Qualifying Accounts

VALUATION AND QUALIFYING ACCOUNTS
ALLOWANCE FOR UNCOLLECTIBLES
(dollars in thousands)

	Balance at			Balance at
	beginning		Deductions	end of
	of period	Additions[1]	(Write-offs)	period
December 31, 2004	$4,631	$2,163	$1,213	$5,581
December 31, 2003	$13,549	$210	$9,128	$4,631
December 31, 2002	$15,850	$(1,107)	$1,194	$13,549

[1]	The negative balance for additions on December 31, 2002 is due to an increase in reserves of $2,578 offset by payments collected relating to 2001 reserves of $3,685.